                                                                FILE NO. 70-9715



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                Amendment No. 1

                                       to

                                    FORM U-1

                                DECLARATION UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                        MAINE YANKEE ATOMIC POWER COMPANY

                               321 Old Ferry Road

                             WISCASSET, MAINE 04578
                             ----------------------

                     (Name and principal executive office of

                         company filing this statement)


                            ENERGY EAST CORPORATION

                             NATIONAL GRID GROUP PLC

                               NORTHEAST UTILITIES

                   (Name of top registered holding companies)

William M. Finn, Esq.                         Michael E. Thomas
Secretary                                     Chief Financial Officer
Maine Yankee Atomic Power Company             Maine Yankee Atomic Power Company
83 Edison Drive                               321 Old Ferry Road
Augusta, Maine 04330                          Wiscasset, Maine 04578

The Commission is requested to send copies of all notices, orders and communications in connection with this declaration to:

                               Hemmie Chang, Esq.
                                  Ropes & Gray
                             One International Place
                           Boston, Massachusetts 02110

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS

A.      SUMMARY OF PROPOSED TRANSACTIONS

     Maine Yankee Atomic Power Company ("Maine Yankee" or the "Company") proposes to redeem PRO RATA from its stockholders all but 5,000 shares of its presently outstanding Common Stock (99% of its outstanding Common Stock will be redeemed), on the condition that the requirements (the "Redemption Requirements") set forth in Section 8 of the capital stock provisions of the Company's Articles of Incorporation (which are set forth in Exhibit A to the Articles of Amendment filed with the Maine Secretary of State on December 29,
1972) are satisfied prior to each such redemption. The Redemption Requirements are as follows: (a) the Common Stock Equity (as defined below) of the Company, reduced by the total amount to be paid for such redemption, shall not be less than thirty (30) percent of the Total Capitalization (as defined below) of the Company, (b) no redemption shall reduce the number of shares of Common Stock outstanding to less than 5,000 shares, and (c) so long as any shares of the Company's Cumulative Preferred Stock are outstanding, no redemption shall be made unless (i) all dividends payable on all outstanding shares of the Company's Cumulative Preferred Stock on the next succeeding quarterly dividend payment date have been paid in full or declared and set apart for payment and (ii) all mandatory sinking or purchase fund payments on the Company's Cumulative Preferred Stock through the last preceding mandatory redemption or purchase date have been made or funds therefor set apart for payment. In addition, if prior to the time of a redemption the Company was required to take into consideration its earned surplus in determining the permissibility of issuing Cumulative Preferred Stock under Section 10 of the capital stock provisions of the Company's Articles of Incorporation, then the redemption of the Common Stock cannot reduce the Common Stock Equity to an amount less than the amount payable on the involuntary liquidation of the Company with respect to all outstanding shares of the Company's Cumulative Preferred Stock and other stock of the Company on parity with the Cumulative Preferred Stock. As used herein, "Common Stock Equity" shall be the sum of the amount of the par or stated capital represented by all outstanding Common Stock, including premiums on Common Stock, and the surplus (including earned, paid-in, capital, or contributed surplus and the balance of any investment tax credit being amortized) of the Company, less (a) any intangible items set forth on the asset side of the balance sheet of the Company, such as unamortized debt discount and expense, unamortized extraordinary property losses, and capital stock discount and expense, (b) the excess, if any, of the aggregate amount payable on involuntary dissolution, liquidation or winding up of the Company's affairs, on all outstanding shares of the corporation having a preference as to dividends or as to the distribution of assets over the Common Stock, over the sum of the aggregate amount of par or stated capital represented by such outstanding shares and any premiums thereon, and (c) the amount by which any electric plant adjustments exceed any reserves provided therefor; provided that no deduction shall be made in the determination of Common Stock Equity for any of the amounts or items referred to in clauses
(a) or (c) above which are, at the time of the determination of the Common Stock Equity, being amortized or are provided for by reserves; and "Total Capitalization" shall be the sum of (a) the principal amount of all outstanding indebtedness of the Company represented by bonds, notes and other evidences of indebtedness maturing by their terms more than one year from the date of issue thereof, (b) the aggregate amount of the par or stated capital represented by, and any premiums in respect of, all issued and outstanding capital stock of all classes of the Company having preference as to dividends or as to distribution of assets over the Common Stock and (c) the Common Stock Equity of the Company.

     The Company intends to accomplish the repurchase in one or more steps over the next eight years, with all such redemptions completed by October 31, 2008. The redemption price per share of Common Stock for each such redemption shall be equal to the amount obtained by dividing (1) the sum of the aggregate par value of the Common Stock then outstanding plus the capital surplus, including without limitation other paid-in capital (less any deficit in earned surplus) immediately prior to such redemption by (2) the number of shares of Common Stock outstanding immediately prior to such redemption. As of December 31, 2000, the sum determined in accordance with clause (1) is $66,218,585 and the number of shares determined in accordance with clause (2) is 500,000, so that the redemption price would be $132.437 per share. After all redemptions are completed, the Company will maintain minimal equity until it ultimately prepares to liquidate and wrap up its affairs.

B.      DESCRIPTION OF MAINE YANKEE ATOMIC POWER COMPANY

     Maine Yankee, a Maine corporation incorporated on January 3, 1966, is an indirect subsidiary of Energy East Corporation, National Grid USA, National Grid Group Plc and Northeast Utilities, which are registered holding companies under the Public Utility Holding Company Act of 1935 (the "Act"). Maine Yankee operated a pressurized water nuclear-powered electric generating plant in Wiscasset, Maine (the "Plant") from 1972 to 1997, when the Plant was permanently removed from service. The Plant is currently being dismantled and decommissioned. The U.S. Nuclear Regulatory Commission (the "NRC") regulates the ongoing decommissioning and spent fuel storage activities at the Plant.


     The nine sponsoring utilities own the entire common capital stock of Maine Yankee in the percentages shown in the table below. The sponsoring utilities have each entered into Power Contracts with Maine Yankee dated May 20, 1968, as amended, Additional Power Contracts with Maine Yankee dated February 1, 1984, and 1997 Amendatory Agreements with Maine Yankee dated August 6, 1997 (collectively, the "Power Contracts", see Exhibit A-1 hereto) that entitle and obligate them to purchase the output of the Plant in the same percentages.


Sponsoring Company                        Holding Company                  Percentage of Stock & POWER
------------------                        ---------------                  ---------------------------
Central Maine Power Co.                   Energy East Corporation                     38.0%

New England Power Co.                     National Grid USA                             24.0%
                                          National Grid Group Plc

The Conn. Lt. & Pwr Co.                   Northeast Utilities                           12.0%

Bangor Hydro-Electric Company             Not Applicable                                 7.0%

Maine Public Service Company              Not Applicable                                 5.0%

Public Service Co. of NH                  Northeast Utilities                            5.0%

Cambridge Elect. Lt. Co.                  NSTAR                                          4.0%

Western Mass. Elec. Co.                   Northeast Utilities                            3.0%

Central Vt. Public Service Corp.          Not Applicable                                 2.0%
                                                                                       -----
                                                                                       100.0%
                                                                                       =====


     C. BACKGROUND


     As of December 31, 2000, Maine Yankee's current capital (including Other Paid-In Capital, Capital Stock Expense, Gain on Cancellation of Preferred Stock and Retained Earnings) consists of $85,594,000 of total equity: $70,594,000 of equity evidenced by 500,000 shares of Common Stock, $100 par value per share, which are held by the nine sponsoring companies in the proportions indicated above; and 150,000 shares of 8.00% Redeemable Preferred Stock, $100 par value per share (see Exhibit J-1).


     As a single purpose utility corporation, Maine Yankee's economic life was primarily keyed to the operating licensed life (October 21, 2008) of its Plant. When the Plant ceased operation, the Company no longer had any electric revenue producing business and its primary activity since 1997 has been overseeing the decommissioning of the Plant. As a single purpose utility corporation, the Company has anticipated many corporate end of life issues. These issues required advanced financial planning to ensure that all costs associated to the Company's activities are paid for by the sponsoring utilities of the Company for the electrical energy output produced over its life and that all assets are properly accounted for and depreciated. Such proper financial planning will allow an orderly winding-up of the Company's business to be accomplished concurrently with the decommissioning of the Plant. The major future cash requirements which are not yet fully funded are the decommissioning of the Plant, including interim storage of spent fuel. Maine Yankee is currently collecting decommissioning funds through its Power Contracts and Amendatory Agreements under the Federal Energy Regulatory Commission ("FERC") regulation. These contracts have been filed with the FERC. As a result of a FERC Order in Docket ER98-570 dated June 1, 1999, Maine Yankee has agreed to file with the FERC no later than January 1, 2004 for the purpose of examining any further rate adjustments specifically, although not limited to the future cost of spent fuel storage management. Maine Yankee expects that case to determine any adjustments to decommissioning collections.

     In addition, there are balance sheet adjustments which must be made so that all assets are appropriately characterized consistent with rate recovery. The original Plant, including major capital additions and all tangible assets of the Company, are being amortized as regulatory assets as authorized by FERC over the original operating licensed life of the Plant. The recovery of all investments and assets have been approved by FERC in docket ER98-570 and are anticipated to be recovered in cost of service rates by October 31, 2008. In the event additional cost of service (operating and expense and decommissioning funding) requirements are needed at any future period, the Power Contracts impose a non-cancelable obligation on the sponsoring utilities to pay such cost of service expenses.

     Because no additional capital funds are required to amortize any of these assets or to fund any of those remaining end of life obligations, Maine Yankee believes that appropriate steps should be taken to significantly reduce the Company's outstanding equity contemporaneously with its write-down of its assets.


     The Company's capital structure as of December 31, 2000 was as follows:



Component                        ($000)                   % of Total
---------                        ------                   ----------
Term Loan(2)                     $40,800                    32.28%
Preferred Equity(3)              $15,000                    11.87%
Common Equity                    $70,594                    55.85%
                                --------                    -----
Total                           $126,394                      100%
                                ========                    =====



ITEM 2. FEES, COMMISSIONS AND EXPENSES.


     Estimated expenses of Maine Yankee in connection with the repurchase of stock are shown on Exhibit H-1.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.


     Maine Yankee is an indirect subsidiary of Energy East Corporation, National Grid USA, National Grid Group Plc and Northeast Utilities, each of which is a registered holding company. The acquisition of the Company's common stock from its stockholders is therefore subject to the provisions of Section 12(c) of the Act and of Rules 42 and 46 thereunder.



----------------------
(2) The Term Loan will be retired with mandatory payments of $2,400,000 on the last business day of each calendar quarter commencing June 30, 2001, and ending March 31, 2006, subject to any adjustments resulting from any mandatory or optional prepayments that may have been made by Maine Yankee prior to March 31, 2006, under the terms of the controlling loan agreement.

(3) The Preferred Equity, consisting of 150,000 shares of cumulative preferred stock, $100 par value, will be retired through the operation of mandatory and optional sinking funds. The provisions of the mandatory sinking fund require the redemption of 21,500 shares of the preferred stock on October 1 of each year, commencing in 2002 and ending in 2008. The optional sinking fund permits the redemption of an additional 21,500 shares at the option of Maine Yankee on each mandatory sinking fund date.

ITEM 4. REGULATORY APPROVAL.

     No other state commission or any Federal Commission, other than the Securities and Exchange Commission, has jurisdiction over the proposed transactions.

ITEM 5. PROCEDURE.

     Maine Yankee does not request a hearing on this Declaration and requests that the Commission issue its order as soon as practicable after the filing hereof, and further requests that such order specify, in accordance with Rule 24(c)(1), that the redemption described herein may be carried out in one or more transactions prior to October 31, 2008.

     Without prejudice to its right to modify the same if a hearing should be ordered on this Declaration, Maine Yankee hereby makes the following specifications required by paragraph (B) of Item 5 of Form U-1;

     1. There should not be a recommended decision by a hearing officer or any other responsible officer of the Commission.

     2. The Division of Corporate Regulation may assist in the preparation of the Commission's decision.

     3. There should not be a 30-day waiting period between issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

(a)  EXHIBITS Filed herewith:


     A-1 Composite Form of Power Contracts dated May 20, 1968, as amended, Additional Power Contracts dated February 1, 1984, and 1997 Amendatory Agreements dated August 6, 1997*



     A-2  Maine Yankee Articles of Incorporation*



     B-1  Long-Term Projections through October 31, 2008*



     F-1 Opinion of Company counsel as to matters required by Instruction F-1 to Exhibits to Form U-1*



     H-1  Maine Yankee's Estimated Fees and Expenses*



     I-1  Proposed Form of Notice*


(b)  FINANCIAL STATEMENTS


     J-1 Balance Sheets of Maine Yankee as of December 31, 2000 and December 31, 1999.



     J-2 Statements of Income of Maine Yankee for the Twelve-Months Ended December 31, 2000 and December 31, 1999.



     Financial Statements of the top registered holding companies, Energy East Corporation, National Grid USA, National Grid Group Plc and Northeast Utilities, have been omitted as not being necessary to a consideration of this application.



--------
* Previously filed as an exhibit to the Company's Declaration on Form U-1 (File No. 70-9715) filed with the Securities and Exchange Commission on July 6, 2000.


ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.

     The proposed transactions do not involve a major Federal action significantly affecting the quality of the human environment.

                                    SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 1 to the Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                     MAINE YANKEE ATOMIC POWER COMPANY


                                     By: /s/ Michael E. Thomas
                                        ----------------------------------------
                                         Michael E. Thomas, Vice President and
                                         Chief Financial Officer


April 16, 2001

                            (b) FINANCIAL STATEMENTS


J-1  Balance Sheets of Maine Yankee as of December 31, 2000 and December 31,
     1999



J-2 Statements of Income of Maine Yankee for the twelve months ended December 31, 2000 and December 31, 1999

                        MAINE YANKEE ATOMIC POWER COMPANY

                                 BALANCE SHEETS
                             (Dollars in Thousands)



                                     ASSETS


                                                          December 31,      December 31,
                                                              2000              1999
                                                              ----              ----

UTILITY PLANT AT ORIGINAL COST                              $      685        $      685
                                                            ----------        ----------

CURRENT ASSETS
     Cash and Cash Equivalents                                  22,353            14,828
     Accounts Receivable                                        16,555             6,319
     Prepayments                                                   625             1,939
                                                            ----------        ----------

         Total Current Assets                                   39,533            23,086
                                                            ----------        ----------
DEFERRED CHARGES AND OTHER ASSETS
     Trust Funds
         Plant Decommissioning                                 156,236           187,708
         Fuel Disposal                                         112,242           130,983
         Other                                                     160               177
     Regulatory Assets
         Closure                                               379,986           435,859
         Net Unrecovered Assets                                172,591           194,649
         DOE Decontamination and Decommissioning Fee            12,602            14,142
         ISFSI-Related Costs                                    32,119                --
         Other                                                   6,185             6,677
     Accumulated Deferred Income Tax Assets                         --            51,330
     Other Deferred Charges and Other Assets                     2,758             4,676
                                                            ----------        ----------

         Total Deferred Charges and Other Assets               874,879         1,026,201
                                                            ----------        ----------

                                                            $  915,097        $1,049,972
                                                            ==========        ==========

                        MAINE YANKEE ATOMIC POWER COMPANY

                                 BALANCE SHEETS
                             (Dollars in Thousands)

                         CAPITALIZATION AND LIABILITIES



                                                                 December 31,    December 31,
                                                                     2000            1999
                                                                     ----            ----
CAPITALIZATION
     Common Stock Investment                                     $   70,594        $   74,978
     Redeemable Preferred Stock                                      15,000            15,000
     Long-Term Debt                                                  40,800            48,000
                                                                 ----------        ----------

         Total Capitalization                                       126,394           137,978
                                                                 ----------        ----------

LONG-TERM FUEL DISPOSAL LIABILITY                                   147,971           139,535
                                                                 ----------        ----------

REVOLVING LOANS                                                          --             6,000
                                                                 ----------        ----------

CURRENT LIABILITIES
     Current Sinking Fund Requirements                                7,200             1,800
     Accounts Payable                                                13,095             7,284
     Accounts Payable to Associated Companies                            --             1,144
     Dividends Payable                                                2,125             2,834
     Accrued Interest and Taxes                                       1,129             2,325
     Other Current Liabilities                                        2,074             6,776
                                                                 ----------        ----------

         Total Current Liabilities                                   25,623            22,163
                                                                 ----------        ----------

RESERVES AND DEFERRED CREDITS
     Plant Decommissioning Reserve                                  159,387           183,227
     Deferred Credits
         Regulatory Liabilities
              Closure                                               379,986           435,859
              DOE Decontamination and Decommissioning Fee             9,335            10,832
              Other                                                   1,377             6,996
         Accumulated Deferred Income Tax Liabilities                 54,932            94,088
         Unamortized Investment Tax Credits                           4,356             4,913
         Unamortized Gains on Reacquired Debt                           555               971
         Other Deferred Credits                                       5,181             7,410
                                                                 ----------        ----------

              Total Reserves and Deferred Credits                   615,109           744,296
                                                                 ----------        ----------

                                                                 $  915,097        $1,049,972
                                                                 ==========        ==========


                        MAINE YANKEE ATOMIC POWER COMPANY

                              STATEMENTS OF INCOME
                 (Dollars in Thousands Except Per Share Amounts)


                                               For the Twelve Months Ended
                                             ------------------------------
                                              December 31,     December 31,
                                                2000               1999
                                                ----               ----
ELECTRIC OPERATING REVENUES                   $  43,813         $  69,439
                                              ---------         ---------
OPERATING EXPENSES
     Fuel Disposal Cost                           1,971             1,772
     Operation and Maintenance                  (21,887)           (1,635)
     Amortization                                22,034            22,115
     Decommissioning Collections                 25,577            33,171
     Taxes
         Federal and State Income                 2,427             1,219
         Local Property                              --               108
                                              ---------         ---------
              Total Operating Expenses           30,122            56,750
                                              ---------         ---------

OPERATING INCOME                                 13,691            12,689

OTHER INCOME (EXPENSE), NET                       5,779             6,253
                                              ---------         ---------

INCOME BEFORE INTEREST CHARGES                   19,470            18,942
                                              ---------         ---------

INTEREST CHARGES
     Long-Term Debt                               3,778             3,778
     Revolving Loans                                 67               882
     Fuel Disposal Liability                      8,437             6,353
     Amort. Of Debt Expense                       1,337             1,337
     Other Interest Charges                           7               394
                                              ---------         ---------
              Total Interest Charges             13,626            12,744
                                              ---------         ---------

NET INCOME                                        5,844             6,198
     Dividends on Preferred Stock                 1,204             1,335
                                              ---------         ---------

EARNINGS APPLICABLE TO COMMON STOCK           $   4,640         $   4,863
                                              =========         =========

SHARES OF COMMON STOCK OUTSTANDING              500,000           500,000
                                              =========         =========

EARNINGS PER SHARE OF COMMON STOCK            $    9.28         $    9.73
                                              =========         =========

DIVIDENDS DECLARED PER SHARE OF COMMON
     STOCK                                    $   18.05         $   18.75
                                              =========         =========